UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
WiderThan Co., Ltd.

(Name of Subject Company)
WiderThan Co., Ltd.

(Name of Person(s) Filing Statement)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share

(Title of Class of Securities)
Common Shares, par value (Won) 500 per share

(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets,
have not been assigned a CUSIP number,
The CUSIP number for the related American
Depositary Shares is 967593 10 4

(CUSIP Number of Class of Securities)
WiderThan Americas, Inc.
519 Eighth Avenue, 2nd Floor
New York, New York 10018
Attention: Dan Nemo, Senior Vice President and General Counsel
(212) 391-6668

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 29, 2006, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule 14D-9, by WiderThan Co., Ltd., a chusik hoesa organized under the laws of the Republic of Korea, which we refer to as WiderThan or the company, relating to the tender offer made by RN International Holdings, B.V., which we refer to as the offeror and which is a besloten vennootschap and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation, which we refer to as RealNetworks or the buyer, as set forth in the Tender Offer Statement filed by offeror and RealNetworks on Schedule TO, dated September 29, 2006, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the outstanding company securities at a price of $17.05 per company security, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2006, and in the related letter of transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
          All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     (a) The first paragraph in Item 3 of the Schedule 14D-9 is amended and restated as follows:
          “Except as set forth in this Item 3, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the company or its affiliates and either (i) the company’s executive officers, directors or affiliates, or (ii) the buyer, the offeror, or their respective executive officers, directors or affiliates.”
     (b) The section entitled “Compensation of Directors” in Item 3 of the Schedule 14D-9 is amended and restated as follows:
          “Compensation of Directors
The following sets forth the compensation for non-employee directors of the company:
•	$80,000 annual retainer for service as chair of the audit committee, compensation committee or board nomination and corporate governance committee;

•	$15,000 for each additional committee chairmanship;

•	$65,000 annual retainer for service as a member of the audit committee, compensation committee or board nomination and corporate governance committee;

•	$10,000 for each additional committee membership;

•	$5,000 for each board meeting attended in person;

•	$1,000 for each board, compensation committee or board nomination and corporate governance committee meeting attended by conference call, up to a maximum of twelve telephonic meetings; and

•	$1,000 for each audit committee meeting attended by conference call.

          In addition to the cash compensation discussed above and assuming that the company has sufficient shares available for issuance, non-executive directors shall receive an option to purchase 20,000 company shares upon the date of commencement of service in such position. In addition, each such director shall be entitled to receive an additional option to purchase 8,000 company shares at the company’s annual meeting of shareholders, provided that the holder of such option continues to serve as a non-executive director. Each non-employee director who serves as the chair of the audit committee, compensation committee or board nomination and corporate governance committee receives an initial grant of 30,000 options, equivalent to the 20,000 shares received by non-employee directors who do not serve as the chair of a committee and an additional 10,000 shares for serving as a committee chair, and annual grants of 12,000 options, equivalent to the 8,000 shares received by non-employee directors who do not serve as the chair of a committee and an additional 4,000 shares for servicing as a committee chair. Each of these grants shall vest in full on the date that is two years following the date of grant provided that the holder of such option continues to serve in the applicable position. Two of the company’s non-executive directors declined the receipt of any such options.
           Options held by the company’s directors currently outstanding are set forth below:
          Director Options

Name	Grant Date	Number of Shares	Exercise Price (KRW)
Sang Jun Park	December 21, 2004	150,000	4,500
Sang Jun Park	February 15, 2005	50,000	6,159
Lori Holland	June 28, 2005	30,000	8,560
Lori Holland	July 3, 2006	12,000	10,185
Tom Wheeler	October 5, 2005	32,000	12,000
Tom Wheeler	March 30, 2006	20,000	13,894
Tom Wheeler	July 3, 2006	10,000	10,185
Chip Austin	July 3, 2006	25,000	10,185
Antti Kokkinen	July 3, 2006	25,000	10,185
Andy Kaplan	July 3, 2006	20,000	10,185
Philip Chong-Sang Ahn	July 3, 2006	20,000	10,185
          Notwithstanding the foregoing, in the event of a change in control transaction, as previously approved by the board and subject to approval by the company’s shareholders on overall amounts payable to officers and directors not to exceed KRW seven billion which will be sought at a shareholder’s meeting, the non-executive directors shall be entitled to receive payment of full-year estimated compensation and, in consideration for the cancellation of their option agreements, an amount in cash equal to 100% of the number of unexercised options as of the closing date of the offer multiplied by the difference between the per share acquisition price and the exercise price of such options in the cases of Ms. Holland, Mr. Wheeler, Mr. Austin and Mr. Kokkinen, and 50% of the unvested options as of the date of the closing of the offer multiplied by the difference between the per share acquisition price and the exercise price of such unvested options in the case of Mr. Kaplan and Mr. Ahn.”

Item 4. The Solicitation or Recommendation.
     (a) The subsection entitled “Background” in Item 4 of the Schedule 14D-9 is amended and restated as follows:
“Background
          WiderThan completed an initial public offering, which we refer to as the IPO, of its company ADSs on December 8, 2005. Both before and after its IPO, the board has regularly reviewed the company’s long-term strategies and objectives. In connection with these reviews, the company has from time to time considered various strategic alternatives to pursuing the company’s business plans as an independent entity, including acquisitions, joint ventures and distribution arrangements, and business combinations.
          In early 2006, based on expressions of interest received from third parties on an unsolicited basis, the board began to evaluate in a more focused manner the attractiveness of potential strategic transactions as a means of enhancing shareholder value given the belief that the wireless carrier services industry would experience significant consolidation and the perceived risks and costs associated with continued operation as a stand alone entity with securities publicly traded in the U.S.
          As a consequence, in March 2006 the board established a mergers and acquisitions committee, which we refer to as the M&A committee, composed of Messrs. Wheeler, as Chairman, Austin and Kokkinen to evaluate the potential for a strategic transaction involving the company.
          In late March 2006, the M&A committee contacted Jefferies Broadview, a division of Jefferies & Company, Inc., for assistance in responding to unsolicited inquiries regarding a potential strategic transaction and assessing the overall level of strategic interest in the company.
          During the first three weeks of April 2006, Jefferies Broadview approached thirteen telecommunications software and service providers and media companies to determine their degree of interest regarding a potential strategic transaction with the company. Ten of these companies expressed informal interest, and another of the companies submitted a written expression of interest to the company.
          On April 26, 2006, Jefferies Broadview presented the results of its initial inquiries at the company’s board meeting. The board evaluated the advantages and disadvantages of a potential strategic transaction, and concluded that Jefferies Broadview should be authorized to proceed with a two-phase approach. In the first phase, interested parties would be invited to participate in a limited initial round of due diligence, including a presentation by management, and would then be requested to make a written, non-binding acquisition proposal. The second phase would be to permit interested parties that had submitted acquisition proposals deemed appropriate by the board access to a data room and further diligence materials, and to request such interested parties to provide comments on a form of acquisition agreement to be provided by the company and submit a formal proposal regarding a strategic transaction.
          On April 28, 2006, the M&A committee approved the formal engagement of Jefferies Broadview as the company’s financial advisor to assist with the process, and the company entered into an engagement letter with Jefferies Broadview on May 4, 2006. Jefferies Broadview subsequently contacted an additional six parties in the wireless communication and media sectors, and during the last two weeks of May 2006, the company’s senior management and representatives of Jefferies Broadview met or had telephone conference calls with representatives of seven parties that expressed interest, including a meeting and telephone conference with representatives of RealNetworks on May 23, 2006 in New York City.
          On May 15, 2006, RealNetworks executed a confidentiality agreement and, subsequently, received a letter from Jefferies Broadview describing the process for a potential transaction, as well as a proposed timetable and preliminary due diligence materials.
          On May 29, 2006, Jefferies Broadview briefed the board regarding the status of discussions up to that time.
          On June 2, 2006, the company received initial written indications of interest from two parties, including one from RealNetworks at a proposed price of $16.00 per share.
          On June 6, 2006, representatives of RealNetworks discussed RealNetworks’ indications of interest with Jefferies Broadview in anticipation of a meeting of the company’s board to assess the outstanding indications of interest to acquire the company.
          On June 8, 2006, the board authorized continuation of the second phase of the evaluation process with a goal of eliciting definitive expressions of value from the two parties that submitted an initial written indication of interest.
          On June 13, 2006, Jefferies Broadview sent a letter to RealNetworks inviting RealNetworks to Korea to continue due diligence and meet additional members of the company’s management.
          During the week of June 19, 2006, the two parties were provided access to physical and virtual data rooms, and each held due diligence sessions with the company’s management team in Korea and representatives of Jefferies Broadview. Each party also met with the company’s chairman of the board, Mr. Jin Woo So, who is also a senior vice president of SK Telecom Co., Ltd., and representatives of Jefferies Broadview.
          Over the following two weeks, each of the two parties and their respective tax, financial and legal advisors continued due diligence and met with the company’s management. On Monday, June 26, 2006, Jefferies Broadview distributed to each party a proposed form of combination agreement and requested submission of a formal proposal by July 3, 2006.
          On July 5, 2006, the other potential party informed WiderThan that, despite strong strategic interest, it was withdrawing from the process. On July 6, 2006, RealNetworks advised WiderThan that it required additional time to prepare its proposal.
          On July 10, 2006, RealNetworks submitted to Jefferies Broadview a letter stating its intention to deliver to the company a revised proposal after its regularly scheduled board meeting on July 14, 2006 and attaching a memorandum describing some preliminary comments to the combination agreement. Thereafter, the board received an update from Jefferies Broadview regarding the process, and determined to permit RealNetworks to continue its due diligence evaluation in anticipation of submission of an acquisition of interest.
          On July 17, 2006, WiderThan received an expression of interest from RealNetworks regarding a potential acquisition of the company at $16.00 per share in cash, subject to completion of confirmatory due diligence, the consent of SK Telecom with respect to extending its relationship with the company, voting agreements and satisfactory integration planning.
          On July 17, 2006, the board met to consider the RealNetworks proposal. The board authorized Jefferies Broadview and WilmerHale, the company’s legal advisors, to continue discussions, but to seek clarity from RealNetworks regarding certain of the matters raised in its letter, and to receive comments from RealNetworks on the terms of the form of combination agreement.
          On July 19, 2006, Mr. So and Mr. Wheeler met with Rob Glaser, RealNetworks’ Chief Executive Officer, and Tracy Daw, RealNetworks’ Vice President, Corporate Development and Associate General Counsel, to discuss issues relating to the proposed transaction, including integration opportunities, and the future relationship between the company and SK Telecom and potential synergies between RealNetworks and the company. RealNetworks proposed visiting Korea during the first week in August 2006 to meet in more detail with WiderThan’s management team and with representatives of SK Telecom.
          On July 25, 2006, Anti Kokkinen, one of the company’s directors and a member of the company’s M&A committee, participated in a telephone call with representatives of RealNetworks to discuss potential synergies between RealNetworks and the company, the price proposed in the expression of interest and the transaction structure.
          On July 28, 2006, the board met and approved proceeding with further discussions with RealNetworks. In the course of the meeting, Rob Glaser and other members of RealNetworks’ management presented their rationale for a proposed transaction by video conference. The board authorized a grant of exclusivity in negotiations to RealNetworks until August 14, 2006, with two one-week extensions, as long as the parties were negotiating in good faith, to allow for further meetings in Korea with the company’s management and SK Telecom. On the same day, RealNetworks’ legal advisors, Wilson Sonsini Goodrich & Rosati, delivered preliminary comments regarding the combination agreement to WilmerHale.
          During the week of July 31, 2006, senior RealNetworks management, including Rob Glaser, held follow-up due diligence meetings with the company’s management in Korea. In addition, senior RealNetworks management, including Mr. Glaser, Mr. So, and senior SK Telecom executives met to discuss SK Telecom’s relationship with the company and RealNetworks after completion of a transaction.
          On August 8 and 9, 2006, representatives of RealNetworks management and the company’s management met in Reston, Virginia to conduct due diligence on WiderThan’s U.S. operations.
          On August 13, 2006, representatives of RealNetworks and its legal counsel discussed by telephone the status of the proposed transaction with representatives of the company and its legal counsel.
          On August 14, 2006, Mr. Glaser and representatives of RealNetworks addressed the company’s M&A committee by telephone conference call and reaffirmed RealNetworks’ continuing commitment to a proposed transaction, providing an update regarding ongoing work by RealNetworks on the form of combination agreement and the discussions between RealNetworks and SK Telecom.
          In the last two weeks of August 2006, WilmerHale and Wilson Sonsini held initial conference calls regarding the form of combination agreement, including the structure that the transaction might take. Thereafter, until the execution of the combination agreement, the company, RealNetworks and their respective legal counsel held extensive negotiations relating to the terms and conditions of the combination agreement.
          On August 22, 2006, Mr. Wheeler, representing the M&A committee, met with John Giamatteo, RealNetworks’ Executive Vice President, Technology Products and Services and

International Operations, to review the status of the proposed transaction. On the same day, RealNetworks executives again met with Mr. So to discuss RealNetworks’ interest in acquiring the company and the ongoing relationship between the company and SK Telecom.
          On August 24, 2006, Mr. Glaser and representatives of RealNetworks again addressed the M&A committee by telephone conference call regarding the status of ongoing due diligence, discussions relating to the combination agreement and discussions with SK Telecom. Mr. Glaser stated RealNetworks’ commitment to attempt to execute definitive documentation by September 11, 2006, and that RealNetworks would not, in the intervening periods, seek a continuation of exclusivity. Mr. Glaser indicated the desire of RealNetworks to further discuss RealNetworks’ relationship with SK Telecom, to finalize employment retention arrangements for certain senior employees in connection with the execution of the combination agreement, as well as the commitment of RealNetworks to promptly negotiate definitive terms of the combination agreement.
          Between August 26 and August 28, 2006, representatives of WilmerHale and Wilson Sonsini met at Wilson Sonsini’s offices in Seattle, Washington to negotiate terms of the combination agreement including provisions relating to representations and warranties, covenants, conditions, transaction termination arrangements and transaction structure. During the week of August 28, 2006, RealNetworks also initiated discussions with certain key employees regarding employment related matters. Thereafter, such employees executed employment offer letters, which provided for the terms of their employment with the company following the offer.
          On August 28, 2006, RealNetworks sent to the company a letter reaffirming its non-binding proposal to acquire the company for $16.00 per share, indicating the open issues and presenting a transaction timeline. On the same day, the company distributed to RealNetworks a form of stockholder tender and voting agreement. Between August 29, 2006 and the execution of the stockholder tender and voting agreements, WilmerHale and Wilson Sonsini negotiated the terms of the stockholder tender and voting agreement.
          On September 6, 2006, a representative of RealNetworks met with Mr. So to continue discussions regarding maintaining an affiliation with the company. At the conclusion of the discussions, RealNetworks advised the M&A committee that it intended to pursue a memorandum of understanding with SK Telecom on a future relationship between SK Telecom and the company, but would not condition a transaction on having done so.
          On September 8, 2006, Mr. Glaser and Mr. Wheeler held telephone discussions regarding price and timing of the transaction.
          On September 9, 2006, Mr. Glaser, Mr. Daw, Mr. Wheeler, and representatives of Jefferies Broadview, Lehman Brothers, RealNetworks’ financial advisor, and WilmerHale discussed by telephone conference the price per share. The company stated that RealNetworks’ proposed price of $16.00 per share was not sufficient and that the company’s board of directors was seeking a price of at least $17.50 per share. After discussions between the parties, RealNetworks indicated that it would increase its offer to $16.75 per share. The company replied that its board of directors would not be able to accept such price since the board believed the intrinsic value of the company was worth more. Accordingly, the parties could not reach an agreement on the price per share at that time.
          On September 10, 2006, the board held a meeting at which all directors attended and participated. At that meeting, Shin and Kim, the company’s Korean counsel, reviewed with the board the fiduciary duties of directors under Korean law. Jefferies Broadview reviewed the current status of price negotiations, discussed the underlying considerations relating to valuation in the transaction, and reviewed with the board in detail the analyses it would perform in connection with the delivery of any fairness opinion. WilmerHale reviewed the terms of the combination agreement and tender agreements, copies of which had previously been circulated to the board, including representations and warranties, closing conditions, covenants between signing and closing, the definition of the term “material adverse affect” under the combination agreement, and the structure of the transaction. The board was advised on the limitations under Korean law on its ability to enter into an alternative agreement for a higher price after signing, and the limitations on payment of any termination fee unless payable in connection with a transaction involving a third party. Following discussion, it was the unanimous consensus of the board that the M&A committee should be authorized to proceed with definitive price negotiations with RealNetworks. Following the board meeting, Mr. Wheeler and Mr. Glaser in a telephone conference call further discussed the price per share. Mr. Glaser repeated RealNetworks’ offer of $16.75 per share and indicated that RealNetworks would not be prepared to pay $17.50 per share. Mr. Wheeler replied that the company’s board of directors would only consider offers above $17.00 per share. After further discussion between Mr. Glaser and Mr. Wheeler, RealNetworks and the company agreed to a per share price of $17.05, subject to the approval of their respective boards of directors.
          On September 11, 2006, the board met to consider the combination agreement, the tender agreements and the proposed offer at a cash price per share of $17.05. WilmerHale provided an update regarding the combination agreement, the tender agreements, and the structure of the transaction as a tender offer, noting that all terms, except for a few issues, including the break up fee payable under certain circumstances, had been negotiated. Jefferies Broadview indicated that, if requested, it would be in a position to render an opinion on September 12, 2006 as to the fairness, from a financial point of view, of the U.S. $17.05 per company security in cash to be received by the holders of company securities. After discussion, the members of the board participating in the meeting unanimously approved the transaction, and authorized a signing committee composed of Messrs. Park, Austin and Wheeler, whom we refer to as the signing committee, to approve terms of a final combination agreement, including the amount of any applicable break-up fee, and execution and delivery of the combination agreement on behalf of WiderThan subject to receipt of a Jefferies Broadview fairness opinion.
          During the morning of September 12, 2006, WilmerHale and Wilson Sonsini finalized the terms of the combination agreement and tender agreements, confirmed completion of the applicable disclosure schedules, and, in consultation with corporate management and the respective financial advisors, agreed upon a break up fee in the amount of $13,000,000.
          At 2:30 p.m. on September 12, 2006, the signing committee met and unanimously approved the execution and delivery of the combination agreement as definitively negotiated, and Jefferies Broadview delivered its oral opinion to the board, subsequently confirmed in writing, to the effect that, as of September 12, 2006, based upon and subject to the assumptions, qualifications, limitations and factors described in Jefferies Broadview’s draft opinion, the U.S. $17.05 per company security in cash to be received by the holders of company securities was fair, from a financial point of view, to the holders of company securities other than any direct or indirect subsidiary of the buyer. Later that afternoon, WiderThan and RealNetworks exchanged signature pages and issued a joint press release announcing the transaction.”
     (b) The subsection “Reasons for Recommendation” in Item 4 of the Schedule 14D-9 is amended and restated as follows:
“Reasons for Recommendation
          In evaluating the combination agreement, and the transactions contemplated thereby, including the offer, and recommending that all holders of company securities accept the offer and tender their company securities pursuant to the offer, the board consulted with the company’s senior management and legal and financial advisors in considering a number of factors that the board viewed as reasons for entering into the combination agreement, including the following:
•	The board’s assessment of the challenges facing WiderThan as a stand-alone company, including:
•	the ability to exploit new markets and customers in a highly competitive environment, together with the ability to successfully generate next generation services beyond music downloads and ringback tones;

•	the challenges and expenses associated with its status as a public company in the United States, including the costs of compliance with the Sarbanes-Oxley Act of 2002 and the related need to hire additional personnel with significant U.S. accounting experience; and

•	the ability to accelerate global expansion, customer and product diversification, while achieving cost synergies;
•	a belief that current market dynamics attach a high value to innovative wireless application service companies like WiderThan;

•	the challenges created by a rapidly consolidating service provider market with increased dependency on pricing and strategic decisions of carrier customers;

•	a belief that the offer was more favorable both to the company and to its shareholders than any alternative reasonably available, including the alternative remaining a stand-alone independent company;

•	the fact that business expansion would require supplementing the current management team with experienced global managers and managing transitions in senior management;

•	the value of consideration to be received by WiderThan shareholders pursuant to the offer, as well as the fact that shareholders will receive consideration in cash, which provides them greater certainty of value;

•	the fact that the $17.05 per company security to be paid as consideration in the offer represents a 24.9% premium over the closing price of WiderThan’s ADSs on September 11, 2006, the last trading day before the transaction was announced, and a 59.0% premium over the average closing price of WiderThan’s ADSs for the 20 trading days prior to the announcement;

•	the fact that the offer is the result of a structured process in which WiderThan contacted 19 potential bidders; and

•	the oral opinion of Jefferies Broadview, subsequently confirmed in writing, to the effect that, as of September 12, 2006, based upon and subject to the assumptions, qualifications, limitations and factors described in Jefferies Broadview’s opinion, the U.S. $17.05 per company security in cash to be received by the holders of company securities was fair, from a financial point of view, to the holders of company securities other than any direct or indirect subsidiary of the buyer, all as more fully described below under “Opinion of the Company’s Financial Advisor.”
In the course of its deliberations, the board also considered a variety of risks and other countervailing factors, including:

•	the inability of the board to furnish information to, solicit, negotiate or recommend any alternative transaction to the offer, or to terminate the combination agreement to accept any unsolicited offer;

•	the fact that under certain circumstances, a break up fee must be paid in connection with the company entering into an alternative transaction, balanced by the fact that such fee would only be paid upon the execution of an agreement, or consummation of a transaction, with a third-party acquirer;

•	the fact that WiderThan will no longer exist as an independent, publicly-traded company and its shareholders will no longer participate in any of the future earnings or growth or benefit from appreciation in value of the company;

•	the fact that the gains from an all-cash transaction will be taxable to the company’s shareholders for Korean and U.S. federal income tax purposes;

•	the restrictions on the conduct of the company’s business prior to completion of the transaction under the combination agreement requiring it to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the company from undertaking business opportunities that may arise pending consummation of the offer;

•	the absence of appraisal rights in connection with the offer; and

•	the interest of the company’s executive officers and directors in the offer described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 above.
This discussion of information and factors considered by the board is not intended to be exhaustive, but it includes all of the material factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the offer, the board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the board may have given different weights to different factors. In arriving at their respective recommendations, the members of the board were aware of the interests of executive officers and directors of WiderThan as described in “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 above.”
     (c) The second paragraph of the section entitled “Opinion of the Company’s Financial Advisor” in Item 4 of the Schedule 14D-9 is amended and restated as follows:
          “Jefferies Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Jefferies Broadview, is attached as Annex A to this Schedule 14D-9. WiderThan shareholders are urged to, and should, read the Jefferies Broadview opinion carefully and in its entirety. Jefferies Broadview’s opinion is directed to the board and addresses only the fairness of the consideration to be received, from a financial point of view, to holders of company securities other than any direct or indirect subsidiary of RealNetworks. The Jefferies Broadview opinion did not address any other aspect of the transaction and does not constitute a recommendation to any WiderThan shareholder or any other person as to how to vote or act with respect to the transaction. The summary of the Jefferies Broadview opinion set forth in this Schedule 14D-9, although materially complete, is qualified in its entirety by reference to the full text of such opinion.”
     (d) The subsection entitled “WiderThan Historical Stock Price Performance Analysis” in Item 4 of the Schedule 14D-9 is amended and restated as follows:

“WiderThan Historical Stock Price Performance Analysis
          For comparative purposes, Jefferies Broadview analyzed WiderThan’s historical stock price performance by examining the following:
          1) WiderThan daily company share historical volume and trading prices from the IPO on December 9, 2005 through September 11, 2006;
          2) WiderThan daily company share historical share volume traded at selected price ranges since the IPO through September 11, 2006; and
          3) Indexed closing price since the IPO of an index of the public companies deemed comparable to WiderThan relative to WiderThan and the NASDAQ Composite Index from December 9, 2005 through September 11, 2006.
          The results of analysis 1 showed that since WiderThan’s IPO, WiderThan’s share price only closed above the offer price of $17.05 from January 6, 2006 to January 17, 2006. The results of analysis 2 showed that since WiderThan’s IPO, only 8.15% of WiderThan’s share volume has traded above $17.44. The results of analysis 3 showed that, over the period December 9, 2005 to September 11, 2006, WiderThan’s closing share price had outperformed such public company comparables and the NASDAQ Composite Index.”
     (e) The subsection entitled “Discounted Cash Flow Valuation Analysis” in Item 4 of the Schedule 14D-9 is amended and restated as follows:
“Discounted Cash Flow Valuation Analysis
          Jefferies Broadview examined the value of WiderThan based on projected free cash flow estimates on a stand-alone basis. The free cash flow estimates were generated utilizing financial projections from January 1, 2007 through December 31, 2010, that were prepared and furnished to us by WiderThan management. A range of terminal values at December 31, 2010 was determined by ascribing terminal growth rates, which ranged from 4.0% to 6.0%, to the projected free cash flow for the twelve months ending December 31, 2010. Jefferies Broadview calculated a discount rate of 19.7% based on the Capital Asset Pricing Model (“CAPM”) using the calculated median capital structure adjusted beta for the public company comparables, adjusting for a market risk premium of 7.2% and then adding a small company premium of 4.5%.
          CAPM is used in finance to determine a theoretically appropriate required rate of return (“Discount Rate”) and price if expected cash flows can be estimated for an asset. The CAPM discount rate formula takes into account the asset’s sensitivity to market, in a number often referred to as beta (â) in the financial industry, as well as the expected return of the market and the expected return of a theoretical risk-free asset, and is mathematically written as (Risk Free Rate + (Beta * Market Risk Premium)). Within the financial industry, these figures are often obtained in an annual report provided by Ibottson Associates and regarded as the industry standard for risk premiums over time. For purposes of the Jefferies Broadview analysis, the relevant risk premiums from Ibbotson Associates relevant to WiderThan are a market equity risk premium of 7.2% and micro-cap company size premium of 4.5% for companies with market capitalizations below $505 million. Terminal growth rates of 4-6% were deemed reasonable estimated growth rates for WiderThan by its management given the industry. WiderThan’s free cash flow for the twelve month period ending December 31, 2010 was projected to be $45.3 million.
          Based on a range of terminal growth rates, Jefferies Broadview calculated values ranging from $12.13 to $19.69 per share with a median implied equity value of $15.75 per share, calculated using a discount rate of 19.7% and a terminal growth rate of 5.0%.”
     (f) The subsection entitled “Present Value of Projected Share Price Analysis Based on EPS” in Item 4 of the Schedule 14D-9 is amended and restated as follows:
“Present Value Of Projected Share Price Analysis Based On EPS
          Jefferies Broadview calculated the present value of the projected share price of company shares on a standalone basis using utilizing financial projections that were prepared and furnished to us by WiderThan management for the twelve months ending December 31, 2007. The implied share price calculated using the median TTM P/E ratio for the public company comparables, projected WiderThan EPS for the twelve months ended December 31, 2007 and discounted based on the CAPM using the median capital-structure adjusted beta for the public company comparables was $12.52.
          Jefferies Broadview calculated the present value of the projected share price of WiderThan common shares on a standalone basis, utilizing financial projections that were prepared and furnished to Jefferies Broadview by WiderThan management for the twelve months ending December 31, 2007, to be $1.23 per share on December 31, 2007.
          The analysis implied the following medians and ranges for per share value:

	Range of	Implied
	Implied Values	Median Value

Projected CY07 EPS	$10.04-$16.31	$12.52
          The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies Broadview considered the results of all of its analyses as a whole and, did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies Broadview believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion.
          In performing its analyses, Jefferies Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of WiderThan. The analyses performed by Jefferies Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The cash consideration amount pursuant to the combination agreement and other terms of the combination agreement were determined through arm’s-length negotiations between WiderThan and RealNetworks and were approved by the board. Jefferies Broadview did not recommend any specific consideration to the board or that any specific consideration constituted the only appropriate consideration with respect to the combination agreement and the transactions contemplated thereby, including the transaction. In addition, Jefferies Broadview’s opinion and presentation to the board was one of many factors taken into consideration by the board in making its decision to approve and adopt the combination agreement and approve the transactions contemplated thereby, including the transaction. Consequently, the Jefferies Broadview analyses as described above should not be viewed as determinative of the opinion of the board with respect to the value of WiderThan or whether the board would have been willing to agree to different consideration.
          In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of WiderThan or RealNetworks and their respective affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.”
Item 5. Personal Assets, Retained, Employed, Compensated or Used.
     The first paragraph of Item 5 of the Schedule 14D-9 is amended and rested as follows:
          “The board selected Jefferies Broadview based on Jefferies Broadview’s reputation and experience in the information technology, or IT, communications, healthcare technology and media industry in particular. Jefferies Broadview focuses on providing merger and acquisition advisory services to IT, communications, healthcare technology and media companies. In this capacity, Jefferies Broadview is continually engaged in valuing these businesses and maintains an extensive database of IT, communications, healthcare technology and media mergers and acquisitions for comparative purposes. Pursuant to an engagement agreement dated May 4, 2006, the company engaged Jefferies Broadview to act as its financial advisor in connection with a possible sale or other significant transaction or series of transactions involving the company and/or its subsidiaries. Pursuant to the terms of this engagement letter, the company has paid $575,000 to Jefferies Broadview and will pay approximately $2,960,000 to Jefferies Broadview upon completion of the offer.”
Item 6. Interest in Securities of the Subject Company.
     The paragraph in Item 6 of the Schedule 14D-9 is amended and restated as follows:
          “No transactions in company securities have been effected during the past 60 days by the company or any subsidiary of the company or by any executive officer, director or affiliate of the company.”
Item 8. Additional Information.
     Section 8 is hereby amended and supplemented by adding the following:
          “On October 10, 2006, the company circulated a Notice of Special General Shareholders’ Meeting and Proxy to its shareholders in connection with the Special General Shareholders’ Meeting to be held on October 28, 2006. The Notice of Special General Shareholders’ Meeting and Proxy are filed as exhibits hereto.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

“(a)(10)	Notice of Special General Shareholders’ Meeting

(a)(11)	Proxy Solicited by the Board of Directors for WiderThan’s Special General Shareholders’ Meeting to be held on October 28, 2006.”

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAN NEMO
	Name:	Dan Nemo
	Title:	Senior Vice President and General Counsel

Dated: October 10, 2006